Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Kennedy-Wilson Holdings, Inc.:

We consent to the use of our report dated March 20, 2009, except for notes 4, 22, and 23 as to which the date is September 24, 2009, with respect to the consolidated balance sheets of Kennedy-Wilson Holdings, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income and comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2008, incorporated by reference herein and to the reference to our firm under the heading “Experts” in this Registration Statement on Form S-3. Our report refers to the adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51.

/s/ KPMG LLP
Los Angeles, California February 16, 2010